UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
8 February 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X              Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                 No X

Shareholder information
Issued ordinary share capital
at 31 December 2009
426 079 492
Market capitalisation
At 31 December 2009 (ZARm) 32 293
At 31 December 2009 (US$m) 4 333
Harmony ordinary share
and ADR prices
12 month high (1 January 2009 to
31 December 2009) for
ordinary shares
R129.50
12 month low (1 January 2009 to
31 December 2009)
for ordinary shares
R69.05
12 month high (1 January 2009 to
31 December 2009) for ADRs
$13.06
12 month low (1 January 2009 to
31 December 2009) for ADRs
$8.17
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 October 2009 to 31 December 2009 R74.00 –
– closing prices)
R87.00
Average daily volume for
the quarter (1 October 2009 to
31 December 2009)
1 732 533
Average daily volume for
the period (1 January 2009 to
31 December 2009)
2 238 413
New York Stock
Exchange, Inc.
HMY
Range for quarter
(1 October 2009 to 31 December 2009 $9.73 –
– closing prices)
$11.98
Average daily volume for
the quarter (1 October 2009 to
31 December 2009)
1 053 822
Average daily volume for
the period (1 January 2009 to
31 December 2009)
945 810
Nasdaq
HMY
Range for quarter
(1 October 2009 to 31 December 2009 $9.74 –
– closing prices)
$11.94
Average daily volume for
the quarter (1 October 2009 to
31 December 2009)
816 709
Average daily volume for
the period (1 January 2009 to
31 December 2009)
740 219
Key features for the quarter
Safety remains our top priority
45% increase in cash operating profit to R800 million
•
1% decrease in total operating costs
•
gold price increased by 11% to R264 774/kg
Free cash flow from SA underground operations
‘Fixing the mix’
•
more quality, low-cost ounces the objective
Commissioning of growth projects
•
2.5% drop in total capex
Exciting exploration results from Wafi-Golpu in PNG
Financial review for the second quarter and six months ended
31 December 2009
Quarter
Quarter
6 months      6 months    Year-to-
December   September
Q-on-Q December    December
year
2009
2009   variance
2009
2008   variance
Gold produced*  – kg
11 569
11 714
(1.2)
23 283
23 554
(1.2)
– oz
371 956
376 599
(1.2)
748 555
757 277
(1.2)
Cash operating   – R/kg
192 101
188 362
(2.0)
190 172
162 550
(17.0)
costs
– $/oz
798
753
(6.0)
775
580
(33.6)
Gold sold*
– kg
11 640
11 471
1.5
23 111
24 757
(6.7)
– oz
374 234
368 800
1.5
743 034
795 953
(6.7)
Gold price
– R/kg
264 774
239 438
10.6
251 968
235 421
7.0
received
– US$/oz
1 100
957
14.9
1 028
831
23.7
Cash operating   – Rm
800
552
44.9
1 351
1 921
(29.7)
profit
– US$m
107
71
50.7
178
217
(18.0)
Basic
– SAc/s
28
(7)
>100
21
161
(87.0)
earnings/(loss)   – USc/s
4
(1)
>100
3
18
(83.3)
Headline
– Rm
207
(51)
>100
156
427
(63.4)
profit/(loss)
– US$m
28
(7)
>100
20
48
(58.3)
Headline
– SAc/s
49
(12)
>100
37
105
(64.8)
earnings/(loss)   – USc/s
7
(2)
>100
5
12
(58.3)
Exchange rate
– R/US$
7.49
7.78
(3.7)
7.63
8.84
(13.7)
* Production and sales statistics for Hidden Valley have been included. The mine is in a build-up phase and revenue and costs are currently capitalised.
HARMONY’S ANNUAL REPORTS
Harmony’s Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and
its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for
the year ended 30 June 2009 are available on our website at www.harmony.co.za.
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228
Results for the
second quarter and six months
ended 31 December 2009

Results for the second quarter and six months
ended 31 December 2009
Forward-looking statements
This quarterly report contains forward-looking
statements within the meaning of the United
States Private Securities Litigation Reform Act
of 1995 with respect to Harmony’s financial
condition, results of operations, business
strategies, operating efficiencies, competitive
positions, growth opportunities for existing
services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and
other factors and we cannot assure you that
such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including,
among others, those relating to the future
business prospects, revenues and income of
Harmony, wherever they may occur in this
quarterly report and the exhibits to this quarterly
report, are necessarily estimates reflecting the
best judgment of the senior management of
Harmony and involve a number of risks and
uncertainties that could cause actual results to
differ materially from those suggested by the
forward-looking statements. As a consequence,
these forward-looking statements should be
considered in light of various important factors,
including those set forth in this quarterly report.
Important factors that could cause actual results
to differ materially from estimates or projections
contained in the forward-looking statements
include, without limitation:
overall economic and business conditions in
South Africa and elsewhere;
the ability to achieve anticipated efficiencies
and other cost savings in connection with
past and future acquisitions;
increases/decreases in the market price
of gold;
the occurrence of hazards associated with
underground and surface gold mining;
the occurrence of labour disruptions;
availability, terms and deployment of capital;
changes in government regulation, particularly
mining rights and environmental regulations;
fluctuations in exchange rates;
currency devaluations and other macro-
economic monetary policies; and
socio-economic instability in South Africa and
regionally.
Contents
Page
Chief Executive Officer’s Review
3
Financial overview
5
Safety and health
5
Operational overview
6
South African underground operations
6
– Bambanani
6
– Doornkop
6
– Elandsrand
7
– Evander
7
– Joel
7
– Masimong
8
– Phakisa
8
– Target
8
– Tshepong
9
– Virginia
9
South African surface operations
10
– Kalgold
10
– Phoenix
10
– Rock dumps
10
International operations
11
– Hidden Valley
11
Development
11
Exploration
12
Operating results (Rand/Metric)
14
Condensed Consolidated Income Statement (Rand)
16
Condensed Consolidated Statement of Other Comprehensive Income (Rand)
17
Condensed Consolidated Balance Sheet (Rand)
18
Condensed Consolidated Statement of Changes in Equity (Rand)
19
Condensed Consolidated Cash Flow Statement (Rand)
20
Notes to the condensed consolidated financial statements
for the period ended 31 December 2009
21
Segment Report for the six months ended 31 December 2009 (Rand/Metric)
25
Operating Results (US$/Imperial)
28
Condensed Consolidated Income Statement (US$)
30
Condensed Consolidated Statement of Other Comprehensive Income (US$)
31
Condensed Consolidated Balance Sheet (US$)
32
Condensed Consolidated Statement of Changes in Equity (US$)
33
Condensed Consolidated Cash Flow Statement (US$)
34
Segment Report for the six months ended 31 December 2009 (US$/Imperial)
35
Development Results – Metric and Imperial
37
Contact Details
40

Chief Executive Officer’s Review
Overview
The turnaround at Harmony continues with an increase in profitability on the back of favourable market conditions and restructuring for more quality ounces. ‘Fixing the mix’ – was a primary focus in the quarter under review. Costs were well-controlled and a higher Rand gold price received helped us towards significantly improved profit levels. Work continued on the commissioning of our growth projects and on production planning for the Pamodzi Gold Free State assets.
In addition, we reported some very exciting exploration results out of Papua New Guinea (PNG).
Safety
With deep regret, I must report that five of our colleagues died in work-related incidents during the quarter. Those who died were:
Lekhetho Ranko, a team leader at Bambanani, Ashley Nortje a
boilermaker, and Keith Coleman, a maintenance technician, both at
Target; Lebusa Elia, a team leader at Virginia Operations; and Martin
Thosa, a night shift cleaner at Elandsrand. I would like to extend my deepest condolences to their families, friends and colleagues.
Our Fatal Injury Frequency Rate (FIFR) showed an encouraging improvement quarter on quarter. Whilst the current quarter has not been great, safety is a high priority and is being constantly addressed. The rewards of these will be seen in time.
Detailed coverage of our safety and health performance and the measures taken to ensure a safe working environment is contained in the safety and health section on page 5.
Gold market
The South African Rand was stronger against the US Dollar during the quarter, the exchange rate averaging R7.49/US$ compared with
R7.78/US$ in the previous quarter.
The US Dollar gold price averaged $1 100/oz, up 14.9% on the previous quarter, pointing to the metal’s continuing robustness as world economies recover from the meltdown of 2008. Consequently, the Rand gold price we received for our production averaged
R264 774/kg, a 10.6% improvement quarter on quarter.
What matters primarily to us as a dominant South African gold producer, is of course the Rand gold price we receive, the
determinant of which is the Rand/Dollar exchange rate. While the higher Rand gold price received during the December 2009 quarter was most welcome, we still hold the view that general Rand strength is likely to continue for so long as any global economic uncertainties last. We therefore expect the gold price to remain fairly flat for the next 12 months in R/kg terms.
Operating and financial results
Gold production for the quarter was down 1.2% to 11 569kg as expected, mainly due to the restructuring, more detail of which is provided below. Underground volume was 6.2% lower at 2 243 000t, underground grade flat at 4.51g/t, and underground production thus 5.7% lower at 325 268oz. Surface volumes increased by 22.9%
to 2 681 000t. Combined with a 20% increase in grade to 0.54g/t, resulted in surface production increasing by 46.8% to 46 688oz.
The increase in surface production can mainly be attributed to our opencast operations at PNG.
The aforementioned improvement in the average Rand gold price we received resulted in an 8.2% increase in revenue to R2 971 million, and after accounting for total cash operating costs – 1% lower at
R2 172 million mainly because of the lower summer electricity tariff
– cash operating profit was 44.9% higher at R800 million.
Further financial and operating results information is contained in the financial overview on page 5, and in the operational overview commencing on page 6.
Restructuring for sustained profitability
As part of our stated strategy, cutbacks from marginal loss-making mining operations at Harmony could be expected. Our objective is to eliminate high-cost ounces from our production profile.
We carefully reviewed our asset portfolio over a period of some months.
During the December 2009 quarter there was an intense focus
on the uneconomical operations – specifically, Harmony 2 shaft,
Merriespruit 1 and 3 shafts, and Brand 3 shaft, all contained within the Virginia operations; and the Evander 2, 5 and 7 shafts.
Brand 3 and Evander 7 ceased production, mainly due to depletion of their ore bodies, mature infrastructure and low grades. A number of their employees were redeployed to our growth projects to fill vacancies or to replace contractors at other operations.
Evander 2 and 5 were placed on care and maintenance during
January 2010. We will continue to closely monitor Harmony 2, while the Merriespruit shafts appear to have remaining potential, provided they meet their production targets. It is likely that we will be able to minimise further retrenchments by absorbing some employees at the Pamodzi Gold Free State operations.
Growth project commissioning
The Company continued to focus on commissioning growth projects during the quarter, which showed encouraging results.
At Phakisa, volume increased by 22.5%, while recovery from the previous quarter’s geological interferences and resolution of infrastructure problems were adequately addressed. Tshepong’s grade challenge is expected to continue until production from the less erratic, higher-grade Sub-66 Decline area builds up. At
Bambanani, the Shaft Pillar Extraction Project is gaining momentum, with development well under way.
Doornkop shaft received ISO 14001 accreditation in December 2009, the first Harmony operation to achieve this. Work during the
Christmas break helped to reduce the impact of a shaft barrel delay on shaft equipping. While Elandsrand had a disappointing production quarter, the No 1 settler dam was sealed and
pre-commissioning of the 115 level pump station was completed in preparation for full commissioning during the March 2010 quarter.
The 100 level refrigeration complex construction is 90% complete, with completion planned for November 2010.
In PNG, remaining sections of the Hidden Valley process plant were completed in October 2009 and the overland conveyor in early
December 2009. The past quarter yielded 43 028oz of gold production and 53 081oz of silver, 50% of which is attributable to Harmony. Hidden
Valley is expected to reach commercial levels of production in March 2010 quarter.

Results for the second quarter and six months
ended 31 December 2009
Progressing other projects
The business plan for the Pamodzi Gold Free State assets was completed during the quarter, the key milestones of which include:
production of 18kg of gold a month from rock dump milling at
Target. Our planning includes the recovery of some 800kg of
gold from the plant clean-up; and production build-up from the underground assets to 150 000oz over the next 24 months. The reserve and resource estimates are currently being revised.
Re-treatment of surface tailings is proving to be an attractive proposition from both safety and cost perspectives. At our Phoenix
Project in the Free State, we plan to increase volume by 400 000tpm to 900 000tpm, and at the nearby and re-commissioned Project
Saints the mothballed St Helena plant will be upgraded to treat surface tailings over a period of at least 20 years. We are looking at financing options to fund these projects.
Project TPM is evaluating the potential for the economic recovery of uranium from the higher grade uranium ore mined at Tshepong,
Phakisa and Masimong. Currrent activities include resource
estimation, environmental studies, process and plant design, as well as metallurgical and flotation test work. We are now entering a
12-month feasability stage.
Exploration
Drilling at the Morobe Mining Joint Venture’s Golpu West prospect in Papua New Guinea has achieved several highly significant
intercepts of porphyry copper gold mineralisation. These form a new zone of mineralisation immediately west of the known Golpu resource. Although the mineralisation is open at depth and along strike, it is evident that this new discovery will have a material effect on the Golpu resource base and mining studies.
A new zone of epithermal gold mineralisation was outlined in initial drilling at the Northern Diatreme Margin prospect at Wafi, and a major new gold anomaly defined through reconnaissance stream sediment sampling at Bavaga. The latter lies about 6km north of the Wafi-Golpu project, on the Wafi transfer structure. The size of the footprint (>1 km in diameter) and the tenor of the anomaly
(>1 g/t Au) are particularly encouraging and suggest potential for a significant gold deposit.
Further information on our exploration activities is contained in the exploration section commencing on page 12.
Harmony team
Hannes Meyer was appointed as financial director designate
on 1 August 2009 and officially took over Harmony’s financial director’s responsibilities from Frank Abbott on 1 November
2009, following his appointment to Harmony’s Board as executive director. Hannes is a qualified chartered accountant with more than
14 years’ experience in the mining industry. He brings with him vast knowledge and experience of the mining industry from a financial perspective and he has already proven to be an asset to Harmony.
Frank Abbott agreed to continue to serve on the Harmony Board as an executive director for the next 12 months, as from January 2010.
Frank will focus on the strategic direction and growth of the company. We are delighted that we have these two individuals on our team and look forward to the contributions they will make.
Looking ahead
We will push ahead with the commissioning of our growth projects, in order to bring to account their quality ounces, and we will continue to pursue profitable growth opportunities – organically, by acquisition and through forging strategic partnerships. Our immediate goal remains generating profitable ounces of production and earnings to reward our shareholders, both through dividends and future growth. We have made good progress in this regard, having produced 748 555oz for the six months ended 31 December 2009.
We will continue to engage in robust, constructive debate on issues that may affect the South African mining industry – in particular the outrageous power price increases being considered and the nationalisation of the mines.
Graham Briggs
Chief Executive Officer
Our strategy:
generating sustainable proﬁ table ounces to fund growth and dividends

Safety and health
Safety
Harmony continues to focus on sustainable safety improvements.
Our management team is committed to ensuring that safety remains a priority at Harmony and to ensure that safety procedures and protocols of the highest standards are implemented at all Harmony’s operations. Regrettably, ﬁ ve fatalities were recorded during the quarter under review. Falls of ground and tramming accidents remain the main causes of the accidents.
We are pleased to announce that during the December 2009 quarter, a single digit Lost Time Injury Frequency Rate (LTIFR) was achieved for the ﬁ fth consecutive quarter and also improved by 18% on year-to-
date ﬁ gures from 9.35 to 7.64. However, the LTIFR dropped 20% from
6.91 in the previous quarter to 8.30. The Fatality Injury Frequency Rate
(FIFR) indicated a remarked improvement of 38% quarter on quarter from 0.32 to 0.20. However, the year to date ﬁ gure deteriorated 24%
from 0.21 to 0.26. The year to date Reportable injury Frequency Rate
(RIFR) improved by 18% when compared to the actual ﬁ gure for the previous year (from 4.97 to 4.09), but regressed by 29% quarter on quarter (from 3.55 to 4.59).
A signiﬁ cant amount of attention was directed towards safety management during the quarter under review. Management has
played a signiﬁ cant role in setting safety objectives and in developing safety strategies that continue to focus on:
management leading by example;
involvement of all stakeholders;
compliance with standards, and the auditing thereof;
Financial overview
Cash operating profit was 44.9% higher at R800 million due to a higher average Rand gold price received and lower cash operating costs counteracting the impact of lower gold production and gold sold
(excluding ounces from Hidden Valley).
Earnings per share
Basic earnings per share increased from a loss of 7 SA cents to earnings of 28 SA cents. Similarly, headline earnings increased from a headline loss of 12 SA cents to headline earnings of 49 SA cents.
This improvement can be attributed to an increase in revenue.
Revenue
A 10.6% increase in the average Rand gold price received to
R264 774/kg took revenue 8.2% higher to R2 971 million in spite of a 6.2% decrease in gold production to 10 900kg (excluding gold production at Hidden Valley) and a 2.2% decrease in gold sold to
11 224kg (excluding gold sold at Hidden Valley).
Costs
Total cash operating costs were 1% lower at R2 172 million due mainly to the lower summer-month electricity tariff applicable. Cash operating unit costs rose by 2% to R192 101/kg due to lower gold production.
behaviour-based campaigns and initiatives;
recognition of achievements; and
in situ training, particularly in hazard identiﬁ cation and risk assessment.
Harmony’s commitment to zero fatalities is communicated to
employees on a regular basis, at every level of the company with a persistent, deliberate and consistent safety awareness effort. We have a comprehensive safety auditing programme (ﬁ rst reported in FY07) in place to assess the physical workplace, compliance with fall of ground regulations, shafts and metallurgical processes (speciﬁ cally in relation to compliance with the Cyanide Code).
More than 90% of the group’s South African workforce participated in formal joint management-worker health and safety committees that participate in occupational health and safety programmes.
The following operations achieved outstanding safety results:
Harmony Total Operations – 1 000 000 fatality free shifts twice during the quarter
Ernest Oppenheimer Hospital – 4 000 000 fatality free shifts
Harmony 2 and Merriespruit 1 and 3 operations as a unit – 2 500 000 fatality free shifts
Randfontein Medical Bureau – 1 250 000 fatality free shifts
Tshepong – 750 000 fatality free shifts
Evander 8 shaft – 2 250 000 fatality free shifts
Free State Surface Operations – 2 000 000 fatality free shifts
Capital expenditure
Total capital expenditure was 2.5% lower at R892 million. While capital expenditure for the South African operations increased by
6.8% to R711 million, Hidden Valley capital expenditure was 27.3%
lower at R181 million due to completion of construction at the site starting to come to an end.
Impairment of assets
An impairment of R67 million for Evander 2 and 5 shafts and
R37 million for Brand 3 shaft were recorded following the decision to place these shafts on care and maintenance.
Security costs
Security costs increased by 19% to R90.5 million in calendar year
2009, in comparison to calendar year 2008 (R76 million), mainly due to additional measures being put in place to curb criminal mining.
Disposals
The remaining Avoca shares were disposed of in October 2009
for A$4.1 million.
Nedbank facility
The Company entered into loan facilities with Nedbank Limited in
December 2009. One being term facility of R900 million and the other a revolving credit facility of R600 million to pay for the acquisition of the Pamodzi Free State assets and to create financial flexibility.

Results for the second quarter and six months
ended 31 December 2009
Operational overview
South African underground operations
December    September
%
Indicator
2009
2009     Variance
Tonnes
(‘000)
2 243 2 392 (6)
Grade
(g/t)
4.51 4.48 1
Gold produced
(kg)
10 117 10 724 (6)
Gold produced
(oz)
325 268 344 785 (6)
Gold sold
(kg)
10 398 10 617 (2)
Gold sold
(oz)
334 303 341 344 (2)
Cash operating costs     (R/kg)
193 544 191 627 (1)
Operating proﬁ t
(R’000)     722 821
483 717 49
Capital expenditure
(R’000)     682 792
649 561 (5)
Bambanani
December     September
%
Indicator
2009
2009    Variance
Tonnes (‘000) 123 147 (16)
Grade (g/t) 7.58 6.44 18
Gold produced (kg) 932 946 (2)
Gold produced (oz) 29 964 30 415 (2)
Gold sold (kg) 969 973 –
Gold sold (oz) 31 154 31 283 –
Cash operating costs (R/kg) 179 746 199 533 10
Operating profit (R’000) 79 969 40 633 97
Capital expenditure (R’000) 27 906 23 019 (21)
Safety during the quarter was poor. A fall of ground (FOG) fatality was recorded and and far-reaching corrective measures were taken as a consequence, including a change in the mining method used in steeply dipping, high-stoping-width panels from breast to down-dip.
An 18% improvement in recovered grade to 7.58g/t helped to
contain the impact of a 16% drop in volume to 123 000t and gold production was 2% lower at 932kg.
Higher grade resulted both from moving of panels during October
2009 and from the achievement of required volumes from higher-
grade panels. Grade is expected to be maintained going forward by moving of crews from low-grade areas to higher-grade areas in the upper shaft.
Lower volume was a consequence both of the aforementioned
change in mining method and from generally unsatisfactory
performance during December 2009.
Cash costs were 10% lower at R179 746/kg, mainly as a result of lower summer-month electricity tariffs applicable.
A 97% improvement in cash operating profit to R80 million resulted both from a higher Rand gold price received and lower costs.
Capital expenditure was 21% higher, reflecting the growing
momentum of the Shaft Pillar Extraction Project.
Doornkop
December    September
%
Indicator
2009
2009     Variance
Tonnes (‘000) 148 130 14
Grade (g/t) 3.31 3.85 (14)
Gold produced (kg) 490 500 (2)
Gold produced (oz) 15 754 16 075 (2)
Gold sold (kg) 517 500 3
Gold sold (oz) 16 622 16 075 3
Cash operating costs (R/kg) 198 561 171 476 (16)
Operating profit (R’000) 31 426 18 536 70
Capital expenditure (R’000) 78 720 72 766 (8)
Even more focus on safety-related matters resulted in improved procedures, training, maintenance and behaviour. The Doornkop shaft received ISO 14001 accreditation in December 2009, the first
Harmony operation to achieve this milestone.
While volume improved by 14% to 148 000t, reflecting a 26%
increase in square metres blasted, recovered grade was 14% lower at 3.31g/t, resulting in a 2% decline in gold production to 490kg.
Lower recovered grade was a consequence both of tonnage locked
During the quarter, a safety statistics audit conducted by the auditors revealed that under-reporting of accidents took place at Harmony’s
Phakisa mine during the period August to November 2009. Appropriate measures have been taken to rectify this and to ensure that all accidents are correctly recorded going forward.
Health
Harmony continues to roll out and invest in initiatives and healthcare programmes to protect the well-being of our employees and improve productivity of the company going forward.
In terms of occupational hygiene, noise and dust, we are pleased to announce that the implementation of personalised hearing protection devices (HPD’s) is about 87% completed. The installation of sound attenuators on mechanical loaders has been scheduled and some operations have already begun with the installation process.
Furthermore, Harmony hosted the Chamber of Mines MOSH dust
mini-summit on 12 November 2009 in the Free State, which bares testimony to our pro-active initiatives that are recognised by external stakeholders. Also during the quarter under review, the north and south airborne pollutant laboratories were audited by an external authority and we are pleased to announce that we achieved an overall compliance of 97%.

up underground due to a fire on the main feed conveyor belt to the plant and a plant thickener breakdown.
Cash costs rose by 16% to R198 561/kg, mainly as a result of planned labour build-up to meet the operation’s future production profile.
Cash operating profit was 70% higher at R31.4 million however, reflecting the higher Rand gold price received.
While shaft barrel delays at the South Reef Project caused equipping to fall behind, 14 days were gained during the Christmas break and the North and South Rock Winder compartments are now equipped to 212 level. The construction of the 212 level conveyor belt is expected to be completed by February 2010.
Elandsrand
December     September
%
Indicator
2009
2009    Variance
Tonnes (‘000) 235 260 (10)
Grade (g/t) 5.90 6.25 (6)
Gold produced (kg) 1 387 1 625 (15)
Gold produced (oz) 44 593 52 245 (15)
Gold sold (kg) 1 488 1 433 4
Gold sold (oz) 47 840 46 072 4
Cash operating costs (R/kg) 199 147 182 729 (9)
Operating profit (R’000) 101 047 68 904 47
Capital expenditure (R’000) 124 700 111 325 (12)
Increased seismicity during the quarter resulted in one fatality and a rise in the number of lost time injuries. As a consequence pre-conditioning of stope faces has been improved to reduce the risk of face ejection resulting from small, volatile seismic events, and a broader range of safety initiatives continue to be applied.
Gold production was 15% lower at 1 387kg, reflecting a 10% decline in volume to 235 000t and a 6% drop in recovered grade to 5.90g/t.
Lower volume resulted from a lack of available face length and from five productions shifts lost, three due to a Section 54 instruction following the fatality, one to a power outage caused by a faulty transformer at the Eskom sub-station and one to a compressor breakdown. Lower recovered grade was a consequence of lower
face grade, mine call factor and the treatment of low-grade tonnage from a dam clean-up in the plant.
While cash operating costs were 9% higher at R199 147, reflecting lower production, cash operating profit was 47% higher at
R101 million due to the improved Rand gold price received.
Evander
December    September
%
Indicator
2009
2009     Variance
Tonnes (‘000) 245 259 (5)
Grade (g/t) 4.31 4.78 (10)
Gold produced (kg) 1 057 1 239 (15)
Gold produced (oz) 33 983 39 835 (15)
Gold sold (kg) 1 158 1 203 (4)
Gold sold (oz) 37 231 38 677 (4)
Cash operating costs (R/kg) 249 411 226 699 (10)
Operating profit (R’000) 23 366 16 880 38
Capital expenditure (R’000) 54 363 51 651 (5)
Safety performance was satisfactory at Evander.
Volume was 5% lower at 245 000t and recovered grade 10% lower at 4.31g/t, resulting in a 15% decline in gold production to 1 057kg.
Lower volume was mainly the result of the closure of Evander 7 shaft in December 2009 and panels stopped at Evander 8 shaft because of high temperatures. Steps to improve ventilation at Evander 8 shaft have been taken. Lower recovered grade resulted primarily from a
5% decline in face grade and in mine call factor.
Cash operating costs were 10% higher at R249 411/kg, due mainly to the drop in gold production. Cash operating profit was 38% higher at
R23.4 million due to the higher Rand gold price received.
The impact of the closure of Evander 2 and 5 shafts in January
2010 will reflect in the operation’s results for the quarter ended
31 March 2010.
Joel
December    September
%
Indicator
2009
2009    Variance
Tonnes (‘000) 112 136 (18)
Grade (g/t) 5.28 3.79 39
Gold produced (kg) 591 515 15
Gold produced (oz) 19 001 16 558 15
Gold sold (kg) 615 529 16
Gold sold (oz) 19 773 17 008 16
Cash operating costs (R/kg) 167 232 198 792 16
Operating profit (R’000) 59 429 22 944 >100
Capital expenditure (R’000) 32 422 17 809 (82)
Joel recorded a very satisfactory quarter from a safety perspective, being fatality-free for more than two years.
While volume declined by 18% to 112 000t, recovered grade was
39% higher at 5.28g/t, resulting in a 15% increase in gold production to 591kg.
Lower volume was due to lower tonnes mined in December 2009
arising from a drop in stoping width, raise boring of the extension

Results for the second quarter and six months
ended 31 December 2009
to the lift shaft and a mud rush on the belt level. Higher recovered grade was due to increased face grade in the west, more vamping in the upper mine and reduced stoping widths.
Cash operating costs were 16% lower at R167 232/kg, reflecting higher gold production, lower electricity costs and good stores controls. Cash operating profit was 159% higher at R59.4 million due to higher gold production and an increase in the Rand gold price received.
Capital expenditure increased by 82% from R17.8 million to
R32.4 million mainly due to the continued capital being spent on the re-commissioning of Joel plant. Joel plant started treating ore from
Joel shaft during the December 2009 quarter.
Raise boring of the lift shaft extension to 129 level has been completed. Cleaning operations are in progress which will be followed by shaft support work and equipping. Completion is
expected in September 2010.
Masimong
December     September
%
Indicator
2009
2009    Variance
Tonnes (‘000) 235 234 –
Grade (g/t) 5.29 5.81 (9)
Gold produced (kg) 1 242 1 359 (9)
Gold produced (oz) 39 931 43 693 (9)
Gold sold (kg) 1 227 1 349 (9)
Gold sold (oz) 39 449 43 371 (9)
Cash operating costs (R/kg) 142 754 137 986 (4)
Operating profit (R’000) 149 710 138 159 8
Capital expenditure (R’000) 45 014 38 866 (16)
Masimong reported very good safety results with an improvement in both LTIFR and RIFR.
Gold production was 9% lower at 1 242kg. While volume was flat at
235 000t, recovered grade was 9% lower at 5.29g/t due to a drop in
B Reef grades. The Basal Reef panels stayed fairly constant and will continue to do so.
Cash operating costs were 4% higher at 142 754/kg, a consequence of the lower gold production. Masimong remains the lowest R/
kg cost producer in the company, including surface operations. A higher Rand gold price received resulted in an 8% increase in cash operating profit to R149.7 million.
Capital was 16% higher at R45.0 million but lower than planned due to the delayed delivery of emergency generators and fridge plant, now scheduled to arrive in the third and fourth quarters of FY10.
Phakisa
December    September
%
Indicator
2009
2009    Variance
Tonnes (‘000) 87 71 23
Grade (g/t) 4.02 3.66 10
Gold produced (kg) 350 260 35
Gold produced (oz) 11 253 8 359 35
Gold sold (kg) 364 268 36
Gold sold (oz) 11 703 8 616 36
Cash operating costs (R/kg) 216 006 222 000 3
Operating profit (R’000) 16 889 5 244 >100
Capital expenditure (R’000) 137 917 127 689 (8)
Safety indicators deteriorated quarter on quarter, pointing to a need for re-focus.
Gold production rose by 35% to 350kg, reflecting a 23% increase in volume to 87 000t and a 10% improvement in recovered grade to
4.02g/t. Volume, nonetheless, was below expectation as the mine continues to address geological issues and down-time on new
infrastructure.
Cash operating costs were 3% lower at R216 006/kg. Higher gold production and a higher Rand gold price received led to a 222%
increase in cash operating profit to R16.9 million.
The third railveyor train was commissioned during the December
2009 break, thus completing railveyor infrastructure for full production. Fine-tuning of the Phase 1 infrastructure – in particular, the remaining four ice plants and the rock handling system –
continues.
Target
December    September
%
Indicator
2009
2009     Variance
Tonnes (‘000) 191 193 (1)
Grade (g/t) 4.14 4.71 (12)
Gold produced (kg) 791 909 (13)
Gold produced (oz) 25 431 29 225 (13)
Gold sold (kg) 733 955 (23)
Gold sold (oz) 23 566 30 704 (23)
Cash operating costs (R/kg) 182 513 166 448 (10)
Operating profit (R’000) 46 626 59 779 (22)
Capital expenditure (R’000) 76 888 83 710 8
Target recorded two fatalities during the quarter. Fall of ground prevention has become a major focus, and in the narrow reef mining section where seismicity has increased, all panels are now mined with safety nets installed on the faces.

While volume was only 1% lower at 191 000t, recovered grade
was 12% lower at 4.14g/t compared with the previous quarter’s unexpected high of 4.71g/t, resulting in a 13% drop in gold production to 791kg. Contributing to volume stability is improved availability of massive stopes through better planning and design, and the return to production of all 10 narrow reef mining panels following resolution of ventilation and cooling challenges. Ore reserve management
(ORM) remains crucial to Target’s success going forward; with this in mind, the ORM team has recently undergone further training and development.
Cash operating costs were 10% higher at R182 513/kg as a result of lower grade. Lower electricity, plant and contractor costs and rationalisation of the trackless fleet will assist in reducing costs in future. Cash operating profit was 22% lower at R46.6 million due to lower gold production.
Tshepong
December    September
%
Indicator
2009
2009     Variance
Tonnes (‘000) 396 418 (5)
Grade (g/t) 4.27 4.07 5
Gold produced (kg) 1 692 1 703 (1)
Gold produced (oz) 54 399 54 753 (1)
Gold sold (kg) 1 761 1 751 1
Gold sold (oz) 56 617 56 296 1
Cash operating costs (R/kg) 162 528 168 445 4
Operating profit (R’000) 176 046 127 136 39
Capital expenditure (R’000) 57 462 71 169 19
Tshepong was fatality-free for the second consecutive quarter, a notable achievement, and reflective of the success of various safety initiatives.
Gold production was flat at 1 692kg, a 5% increase in recovered grade to 4.27g/t compensating for a 5% decline in volume to
396 000t caused by the shorter December delivery month. Face grade remains a challenge due to mining at the edge of the pay shoot where values are more erratic but improvements carried out to the Harmony 1 Plant are reflected in the higher recovered grade.
Cash operating costs were 4% down at R162 528/kg, due mainly to lower electricity costs. This, together with a higher Rand gold price received resulted in a 39% improvement in cash operating profit to
R176 million.
Capital expenditure was 19% lower due to less spent on the
Sub 71 Decline project and delays in the delivery of the emergency generators.
Virginia
December     September
%
Indicator
2009
2009    Variance
Tonnes (‘000) 471 544 (13)
Grade (g/t) 3.37 3.07 10
Gold produced (kg) 1 585 1 668 (5)
Gold produced (oz) 50 959 53 627 (5)
Gold sold (kg) 1 566 1 656 (5)
Gold sold (oz) 50 348 53 242 (5)
Cash operating costs (R/kg) 241 214 249 947 3
Operating profit (R’000) 38 313 (14 498) >100
Capital expenditure (R’000) 47 400 51 557 8
Virginia Operations recorded one fatality during the quarter, at the
Merriespruit 3 shaft.
The Virginia Operations recorded a better quarter, reflecting the impact of restructuring (closure of Brand 3 shaft). While a 10%
increase in recovered grade to 3.37g/t did not compensate for a 13%
drop in volume to 471 000t and gold production was consequently
5% lower at 1 585kg, cash operating costs were down 3% to
R241 214/kg. This, together with a higher Rand gold price received, resulted in a cash operating profit of R38.3 million compared with the previous quarter’s R14.5 million loss.

Results for the second quarter and six months
ended 31 December 2009
South African surface operations
December    September
%
Indicator
2009
2009    Variance
Tonnes
(‘000)
2 292 2 092 10
Grade
(g/t)
0.34 0.43 (20)
Gold produced
(kg)
783 891 (12)
Gold produced
(oz)
25 174 28 646 (12)
Gold sold
(kg)
826 854 (3)
Gold sold
(oz)
26 556 27 456 (3)
Cash operating costs     (R/kg)
173 447 149 072 (16)
Operating proﬁ t
(R’000)
76 864 68 432 12
Capital expenditure       (R’000)
3 763 3 314 (14)
Kalgold
December    September
%
Indicator
2009
2009     Variance
Tonnes (‘000) 423 452 (6)
Grade (g/t) 0.83 0.92 (10)
Gold produced (kg) 350 415 (16)
Gold produced (oz) 11 253 13 343 (16)
Gold sold (kg) 393 378 4
Gold sold (oz) 12 635 12 153 4
Cash operating costs (R/kg) 185 666 172 831 (7)
Operating profit (R’000) 32 385 14 758 >100
Capital expenditure (R’000) 1 786 1 811 1
Kalgold recorded a lost time injury-free quarter.
Gold production was 16% lower at 350kg, reflecting lower volume –
down 6% to 423 000t from the September quarter’s exceptional high of 452 000t – and lower recovered grade, down 10% to 0.83g/t. Heavy rain both restricted mining in the open pit and caused oxidised material to form clay, which negatively affected milling efficiency.
Cash operating costs were 7% higher at R185 666/kg, but cash operating profit rose by 119% to R32.4 million due to the higher Rand gold price received.
Phoenix
December    September
%
Indicator
2009
2009    Variance
Tonnes (‘000) 1 522 1 382 10
Grade (g/t) 0.122 0.117 4
Gold produced (kg) 185 162 14
Gold produced (oz) 5 948 5 208 14
Gold sold (kg) 185 162 14
Gold sold (oz) 5 948 5 208 14
Cash operating costs (R/kg) 154 497 173 827 11
Operating profit (R’000) 20 617 10 951 88
Capital expenditure (R’000) 1 977 1 503 (32)
Gold production increased by 14% to 185kg, reflecting a 10% increase in volume to 1 522 000t, above design capacity of 1 500 000t, and a
4% increase in recovered grade to 0.122g/t.
Improved grade was as a result of mining the Brand A dam’s higher-
grade bottom strip.
Cash operating costs were 11% lower at R154 497/kg, and a range of measures are in process to reduce costs further. Cash operating profit was 88% higher at R20.6 million due to higher production, lower costs and a higher Rand gold price received.
Rock dumps
December    September
%
Indicator
2009
2009    Variance
Tonnes (‘000) 347 258 35
Grade (g/t) 0.71 1.22 (41)
Gold produced (kg) 248 314 (21)
Gold produced (oz) 7 973 10 095 (21)
Gold sold (kg) 248 314 (21)
Gold sold (oz) 7 973 10 095 (21)
Cash operating costs (R/kg) 170 339 104 898 (62)
Operating profit (R’000) 23 862 42 723 (44)
No accidents were reported for the quarter.
While volume increased by 35% to 347 000t, grade was 41% lower at 0.71g/t. Gold production was 21% lower however, mainly because
93kg of gold from the Winkelhaak plant mill clean-up was reported in the September quarter.
Cash operating costs were substantially higher in the quarter under review as a consequence at R170 339/kg, and cash operating profit was 44% lower at R23.9 million.

Development
Note: The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that has been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Bambanani
The Bambanani ore reserve grade is to a large degree a reflection of the future extraction of the high grade Basal Reef shaft pillar. All the on reef development is currently taking place in the sub-shaft area where the grades are lower than the average reserve grade. There has however been an improvement in the quarter to quarter development grades in line with expectations. No on-reef development was planned in the high grade shaft pillar during the quarter.
Doornkop
There was a further quarter on quarter increase in the South Reef development grades and it is in line with the reserve grade. There was however a quarter on quarter drop in the grade in the Kimberley reef due to facies changes as well as partial exposure of the channel in certain areas.
Elandsrand
Good grades in line with expectations were intersected in both the old and new mine resulting in a quarter on quarter improvement in development grade.
Evander
There was a significant quarter on quarter improvement in grade as the raises advanced from the edge of the payshoot into the payshoot. Increase in grades expected to continue.
Joel
Most of the on reef development is directed towards 129 level in the form of winzes (down dip on reef development). Good grades continues to be intersected which resulted in an increase in quarter on quarter development grades. The rolling four-quarter development grade remains higher than the reserve grade.
International operations
Hidden Valley
Harmony’s 50% share of gold production for the quarter was
21 514 ounces. Construction of the 5km overland conveyor linking the Hidden Valley pit with the processing plant was completed during the quarter.
The processing plant ramp up continued during the quarter with ore sourced from the Hamata and Hidden Valley pits and mill throughput reaching 85% of design capacity in December. The processing plant is expected to reach full production during the March 2010 quarter following commissioning of the flotation circuit.
Hidden Valley will be fully commissioned for mining and process throughput by the end of January 2010 but the process plant profile for full recovery of both gold and silver will not be finalised until the end of February. The original design capacity for the Hidden Valley mine and processing plant will be achieved during the fourth quarter of FY10.
Ore Reserve Block Grades v Development Grades
Ore Reserve block grade
(cmg/t)
Rolling 4 quarter average
development grade
(cmg/t)
Current quarter
development grade
(cmg/t)

Results for the second quarter and six months
ended 31 December 2009
Exploration
Evander 6 shaft and Twistdraai (Joint Venture with Taung)
Harmony’s objective for these areas is to complete a bankable feasibility study of the two areas within five years. As soon as we have received permission from the Department of Mineral
Resources (DMR) to begin the surface drilling, we will commence with the drilling process.
A study entailing a detailed mine plan and schedule of the
Evander 6 shaft was completed during the quarter. The purpose of the study is to optimise the extraction of the orebody and improve the project financials.
Evander South surface drilling
Good progress was made with the drilling programme during the quarter. A total of 1 420 metres were drilled and the drilling was completed in October 2009. A total of 24 671 metres were drilled, which was 2% above the planned 24 072 metres. Demobilisation of rigs and rehabilitation of the drilling sites concluded the drilling programme. Costs were 3% under budget.
Pleasing sampling results for 15 boreholes were received during the quarter. A preliminary update of the geological (datamine) model using the results obtained to date was completed towards the end of December 2009.
Poplar
The Poplar project refers to the region in the north of the Evander basin. We plan to continue with the drilling programme and to re-evaluate the ore resource.
The Phase 1 programme will involve the drilling of 25 holes (19 500 m).
Eight holes from the previous programme, which had been piloted, will be re-drilled (7 800 m) and a further 17 holes (11 700 m) drilled.
The programme is scheduled to take 12 months to complete.
Waste Metres / Reef Metres / Ave cmg/t
Masimong
Masimong had a disappointing quarter in terms of on-reef
development due to an underperformance on the ‘B’ Reef drives and the grades in the Basal Reef development also being below expectation.
Phakisa
The on reef development is still close to the shaft in the lower-grade southern areas. Grades have however improved quarter on quarter and will further improve as the development progress towards the north and more reef is exposed within the major north west- to south east-trending Basal Reef payshoot.
Target (narrow reef mining)
Development sampling is reported only on those raises being
developed for “gold” as distinct from those raises developed on selected horizons to “de-stress” future massive stopes. Figures represent only 35 metres (7 sections) of Raise and these values are not really representative of the narrow reef grade, nor indeed of the mine as a whole. It is important to note that, after a period of limited raise development, raise metres are on the increase at Target and next quarter’s results ought to be a little more representative.
Tshepong
There was a quarter on quarter decrease in development grades as a large proportion of the on-reef development is currently taking place on the edges of the Tshepong payshoot. The development grade is expected to improve as new raise lines becomes available within the deeper extension of the payshoot in the Sub 66 and Sub 71 decline areas and the B reef development moves into high grade channels.
Virginia
In general, the development at Unisel produced good results, especially on the Basal reef and Leader reef development.
Middle reef grades were disappointing due to areas of increased channelisation that was intersected The development grades were lower than expected at Merriespruit and Harmony 2.

Joel North surface drilling – exploration progress
The current surface drilling programme at Joel North involves drilling six holes to a depth of between 1 300m and 1 400m to the north of the current Joel mine workings to allow an upgrade of the resource between 129 level and 137 level.
During the quarter, a fourth diamond drilling machine was brought on site. LB24 was completed in November 2009 with five deflections having been drilled. LB23 has also intersected reef and the
deflections are now being drilled. LB23 is expected to be completed by the end of January 2010, whilst LB25 and LB27 will be finished early in February 2010. LB22 and LB28 will continue into March 2010.
The programme is about 70% complete and projected completion is scheduled for April 2010.

Project Saints
Project Saints entails the re-treating of surface tailings in the Free
State at a rate of 1 million tonnes per month. During the quarter a final feasibility gate-keeping session was held to consider the outstanding items from the previous feasibility gate-keeping.
Re-drilling where necessary was completed, assays received and the models were updated.
Phoenix expansion
The current Phoenix project (Saaiplaas plant) has been operating for almost three years and involves the re-treating of 500 000 tpm of tailings. It is planned to increase the tonnage throughput at Phoenix by 400 000 tpm to 900 000 tpm. At the increased throughput rate, the life of the project is 12 years after which deposition capacity will run out. Further resources will be available to be treated if more deposition capacity is permitted within this 12-year period.
Project Libra
With regards to Project Libra, the re-treating of surface tailings at a rate of 1 million tonnes per month from the Winkelhaak, Leslie and Kinross tailings dams at Evander, the start of the Environmental
Impact Assessment (EIA) study has been postponed due to a final tailings deposition site not having been determined.
During the quarter under review dams were re-drilled and the samples assayed. These processes are continuing. Final assay and recovery results are due and thereafter the optimal way to mine the dams will be determined and a production schedule drawn up.
Project TPM
During the quarter, the pilot flotation plant was erected and commissioned. The primary aim of the plant is to confirm sulphur recoveries and to optimise the reagent suite for the proposed
TPM plant using live feed from the Harmony 1 plant.
Good progress on the EIA, which is due for submission in March
2010, was made during the December 2009 quarter. Furthermore, a comprehensive set of procedures pertaining to uranium sampling and assaying was also completed.
The only outstanding aspect of the pre-feasibility study is the declaration of a resource and reserve. An application for capital to proceed with the feasibility study and demonstration plant has been put forward. The feasibility study will develop and present a comprehensive and detailed description of the final optimised process and plant design for the project.
St Helena 10 shaft
This project involves the re-opening of St Helena 10 shaft. During the December quarter, the block plans incorporating the faulting structure were prepared and a two dimensional model built.
A mining schedule was drawn up and more accurate capital and operating costs were determined.
Harmony’s application for power at St Helena 8 and 10 shafts was approved by Eskom during the quarter under review. We have
submitted an amended EMP to the DMR and are awaiting a response.
Exploration – Morobe JV (50%)
Morobe JV drilling during the quarter included testing of priority target areas at Wafi-Golpu and ongoing resource definition at Hidden
Valley.
Wafi
At Wafi, drilling continued testing the epithermal gold mineralisation at the Northern margin of the diatreme. Significant results include:
•   WR318:
21.8m @ 1.45g/t Au, 9.02g/t Ag from 66m
17.8m @ 1.0g/t Au, 5.22g/t Ag from 110.2m
58m @ 1.07g/t Au, 5.27g/t Ag from 140m
35m @ 1.02g/t Au, 1.9g/t Ag from 304m
Also at Wafi, drilling at Miapilli to determine the extent and source of the porphyry mineralisation continued with 2 holes completed during the quarter.
Golpu West
Discovery drilling on the Golpu West prospect in PNG identified a new zone of high grade porphyry copper gold mineralisation adjacent to the existing Golpu resource. The intercepts include average gold and copper grades significantly higher than the Golpu resource.
The extent of the Golpu West mineralisation remains open and the existing resource is expected to grow significantly.
At Golpu, discovery drilling identified a new zone of high grade porphyry copper gold mineralisation west of the existing Golpu resource. Significant intercepts at Golpu West include:
–   WR321: 331m @ 0.51g/t Au & 0.93% Cu from 694m including
155m @ 0.88g/t Au & 1.5% Cu from 868m
–   WR327A: 478.4m @ 0.85g/t Au & 1.36% Cu from 506m including
155m @ 1.47g/t Au & 2.29% Cu from 691m
–   WR328: 597m @ 0.57g/t Au & 0.96% Cu from 399m including
198m @ 1.13g/t Au & 1.88% Cu from 788m
The extent of Golpu West mineralisation remains open. Golpu West is located off the western margin of the Golpu orebody, outside of existing resource limits. Drilling to define the geometry and extent of mineralisation is ongoing.
Also at Golpu, drilling has commenced at Golpu Deeps to test the extent of the Golpu mineralisation at depth.

Financial review for the second quarter and six months
ended 31 December 2009
15
Operating results
(Rand/Metric)
Underground production – South Africa
Surface production – South Africa
Total SA
Total SA
South Africa
Harmony
Bambanani
Doornkop
Elandsrand
Evander
Joel
Masimong
Phakisa
Target    Tshepong
Virginia
Underground
Kalgold
Phoenix
Dumps
Surface
Other
Total
PNG*
Total
Ore milled
– t’000
Dec-09
123
148
235
245
112
235
87
191
396
471
2 243
423
1 522
347
2 292
–
4 535
–
4 535
Sep-09 147 130 260 259 136 234 71 193 418 544 2 392 452 1 382 258 2 092 – 4 484 – 4 484
Gold produced
– kg
Dec-09
932
490
1 387
1 057
591
1 242
350
791
1 692
1 585
10 117
350
185
248
783
–
10 900
669
11 569
Sep-09 946 500 1 625 1 239 515 1 359 260 909 1 703 1 668 10 724 415 162 314 891 – 11 615 99 11 714
Yield
– g/tonne    Dec-09
7.58
3.31
5.90
4.31
5.28
5.29
4.02
4.14
4.27
3.37
4.51
0.83
0.12
0.71
0.34
–
2.40
–
2.40
Sep-09 6.44 3.85 6.25 4.78 3.79 5.81 3.66 4.71 4.07 3.07 4.48 0.92 0.12 1.22 0.43 – 2.59 – 2.59
Cash operating costs
– R/kg
Dec-09
179 746
198 561
199 147
249 411
167 232
142 754
216 006
182 513
162 528
241 214
193 544
185 666
154 497
170 339
173 447
–
192 101
–
192 101
Sep-09 199 533 171 476 182 729 226 699 198 792 137 986 222 000 166 448 168 445 249 947 191 627 172 831 173 827 104 898 149 072 – 188 362 – 188 362
Cash operating costs
– R/tonne    Dec-09
1 362
657
1 175
1 076
882
754
869
756
694
812
873
154
19
122
59
–
462
–
462
Sep-09 1 284 660 1 142 1 084 753 801 813 784 686 766 859 159 20 128 63 – 488 – 488
Gold sold
– kg
Dec-09
969
517
1 488
1 158
615
1 227
364
733
1 761
1 566
10 398
393
185
248
826
–
11 224
416
11 640
Sep-09 973 500 1 433 1 203 529 1 349 268 955 1 751 1 656 10 617 378 162 314 854 – 11 471 – 11 471
Revenue
(R’000)
Dec-09
256 264
138 750
391 228
308 338
163 340
324 391
96 375
195 183
465 169
414 601
2 753 639
102 880
49 199
66 106
218 185
–
2 971 824
–
2 971 824
Sep-09 233 738 120 432 349 650 290 373 127 680 323 889 64 293 219 345 420 604 398 125 2 548 129 83 694 39 111 75 661 198 466 – 2 746 595 – 2 746 595
Cash operating costs   (R’000)
Dec-09
167 523
97 295
276 217
263 627
98 834
177 301
75 602
144 368
274 997
382 324
1 958 088
64 983
28 582
42 244
135 809
–
2 093 897
–
2 093 897
Sep-09 188 758 85 738 296 935 280 880 102 378 187 523 57 720 151 301 286 862 416 911 2 055 006 71 725 28 160 32 938 132 823 – 2 187 829 – 2 187 829
Inventory movement   (R’000)
Dec-09
8 772
10 029
13 964
21 345
5 077
(2 620)
3 884
4 189
14 126
(6 036)
72 730
5 512
–
–
5 512
–
78 242
–
78 242
Sep-09 4 347 16 158 (16 189) (7 387) 2 358 (1 793) 1 329 8 265 6 606 (4 288) 9 406 (2 789) – – (2 789) – 6 617 – 6 617
Operating costs
(R’000)
Dec-09
176 295
107 324
290 181
284 972
103 911
174 681
79 486
148 557
289 123
376 288
2 030 818
70 495
28 582
42 244
141 321
–
2 172 139
–
2 172 139
Sep-09 193 105 101 896 280 746 273 493 104 736 185 730 59 049 159 566 293 468 412 623 2 064 412 68 936 28 160 32 938 130 034 – 2 194 446 – 2 194 446
Cash operating proﬁ t
(R’000)
Dec-09
79 969
31 426
101 047
23 366
59 429
149 710
16 889
46 626
176 046
38 313
722 821
32 385
20 617
23 862
76 864
–
799 685
–
799 685
Sep-09 40 633 18 536 68 904 16 880 22 944 138 159 5 244 59 779 127 136 (14 498) 483 717 14 758 10 951 42 723 68 432 – 552 149 – 552 149
Capital expenditure
(R’000)
Dec-09
27 906
78 720
124 700
54 363
32 422
45 014
137 917
76 888
57 462
47 400
682 792
1 786
1 977
–
3 763
24 793
711 348       180 559
891 907
Sep-09 23 019 72 766 111 325 51 651 17 809 38 866 127 689 83 710 71 169 51 557 649 561 1 811 1 503 – 3 314 13 456 666 331 248 784 915 115
* Production and sales statistics for Hidden Valley are shown for information purposes. The mine is in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

Results for the second quarter and six months
ended 31 December 2009
CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
Quarter ended
Six months ended
Year ended
31 December      30 September     31 December¹
31 December     31 December¹
30 June
2009
2009
2008
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Note
R million
R million
R million
R million
R million
R million
Continuing operations                                                  2 971               2 747                  3 146                5 718               5 828              11 496
Cost of sales                                                  2            (2 656)              (2 604)               (2 385)               (5 260)             (4 762)             (9 836)
Production cost                                                         (2 172)             (2 195)               (2 033)               (4 367)             (3 907)             (7 657)
Amortisation and depreciation                                        (321)                (350)                  (310)                  (671)               (618)             (1 467)
(Impairment)/reversal of impairment
of assets                                                                    (104)                     –                       1                   (104)              (151)                (484)
Employment termination and
restructuring costs                                                          (3)                     –                    (16)                      (3)                (28)                 (39)
Other items                                                                  (56)                  (59)                   (27)                   (115)                (58)                (189)
Gross proﬁt                                                                     315                  143                    761                     458              1 066               1 660
Corporate, administration and
other expenditure                                                              (116)                  (88)                   (92)                   (204)              (183)                (362)
Exploration expenditure                                                       (50)                  (60)                   (85)                   (110)               (137)               (289)
Proﬁt/(loss) on sale of
property, plant and equipment                                                 3                      1                   (80)                       4                  459                 965
Other (expenses)/income – net                                             (20)                  (73)                   159                    (93)                 145               (101)
Operating proﬁt/(loss)                                                       132                  (77)                   663                      55               1 350              1 873
Proﬁt/(loss) from associates                                                   25                    31                  (52)                      56                 (51)                   12
Proﬁt on sale of investment in associate                                   –                     –                       –                       –                      1                    1
Impairment of investment in associate                                      –                     –                      –                        –                (112)               (112)
Fair value movement of listed investments                               –                      –                 (116)                       –                (116)               (101)
Proﬁt on sale of listed investments                                           3                      2                     –                        5                     –                    –
Impairment of investments                                                      –                    (2)                     –                       (2)                    –                    –
Investment income                                                               54                     71                  107                     125                 185                444
Finance cost                                                                       (37)                   (35)                (63)                      (72)               (149)              (212)
Proﬁt/(loss) before taxation                                                177                   (10)                 539                      167              1 108              1 905
Taxation                                                                             (59)                   (19)               (217)                      (78)              (454)               (196)
Net proﬁt/(loss) from
continuing operations                                                       118                   (29)                  322                       89                654              1 709
Discontinued operations                                3
Proﬁt from discontinued operations                                           –                       –                  994                        –              1 064              1 218
Net proﬁt/(loss)                                                                 118                    (29)               1 316                      89              1 718              2 927
Earnings/(loss) per ordinary share (cents)            4
– Earnings/(loss) from continuing operations                             28                     (7)                    80                       21               161                  413
– Earnings from discontinued operations                                    –                       –                  244                        –                263                  294
Total earnings/(loss) per
ordinary share (cents)                                                         28                     (7)                  324                       21               424                  707
Diluted earnings/(loss) per
ordinary share (cents)                                       4
– Earnings/(loss) from continuing operations                             28                     (7)                    79                      21                161                 411
– Earnings from discontinued operations                                   –                        –                  244                       –                 261                 293
Total diluted earnings/(loss) per
ordinary share (cents)                                                         28                     (7)                  323                      21                422                 704
The accompanying notes are an integral part of these condensed consolidated ﬁ nancial statements.
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as part of continuing operations. See note 3 in this regard.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)
Quarter ended
Six months ended
Year ended
31 December      30 September    31 December
31 December     31 December
30 June
2009
2009
2008
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Net proﬁ t/(loss) for the period
118
(29)
1 316
89
1 718
2 927
Attributable to:
Owners of the parent 118 (29) 1 316 89 1 718 2 927
Non-controlling interest – – – – – –
Other comprehensive (loss)/income for the period,
net of income tax (51) 15 (115) (36) (27) (450)
Foreign exchange translation (57) 19 (208) (38) (89) (497)
Mark-to-market of available-for-sale investments 6 (4) 93 2 62 47
Total comprehensive income/(loss) for the period
67
(14)
1 201
53
1 691
2 477
Attributable to:
Owners of the parent 67 (14) 1 201 53 1 691 2 477
Non-controlling interest – – – – – –

Results for the second quarter and six months
ended 31 December 2009
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At
At
At
At
31 December
30 September
30 June
31 December
2009
2009
2009
2008
(Unaudited)
(Audited)
Note
R million
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment 28 862 28 457 27 912 27 786
Intangible assets 2 217 2 218 2 224 2 223
Restricted cash 167 165 161 169
Restricted investments 1 697 1 668 1 640 1 567
Investments in ﬁ nancial assets 20 39 57 28
Investments in associates 385 360 329 228
Inventories 5 77 – – –
Trade and other receivables 74 72 75 56
33 499 32 979 32 398 32 057
Current assets
Inventories                                                                                   5               1 103                      1 147                    1 035                       898
Income and mining taxes                                                                                    55                           45                        45                        108
Trade and other receivables                                                                            1 108                         838                       885                     2 732
Restricted cash                                                                             6                 280                            –                          –                           –
Cash and cash equivalents                                                                                808                      1 094                    1 950                     1 645
3 354                      3 124                    3 915                     5 383
Assets of disposal groups classiﬁ ed as held-for-sale                         3                    –                            –                          –                        407
3 354                      3 124                    3 915                     5 790
Total assets                                                                                               36 853                     36 103                   36 313                   37 847
EQUITY AND LIABILITIES
Share capital and reserves
Share capital                                                                                              28 096                    28 093                   28 091                    27 126
Other reserves                                                                                                375                         388                       339                        671
Retained earnings/(accumulated loss)                                                                 971                         853                    1 095                       (114)
29 442                    29 334                  29 525                     27 683
Non-current liabilities
Deferred Tax                                                                                                3 317                      3 265                    3 251                      3 699
Provision for environmental rehabilitation                                                         1 612                      1 564                    1 530                      1 189
Retirement beneﬁ t obligation and other provisions                                               167                        166                       166                         153

Borrowings                                                                                   7                 565                        108                       110                         188
5 661                     5 103                     5 057                      5 229
Current liabilities
Borrowings                                                                                    7               460                         260                       252                       2 671
Trade and other payables                                                                              1 279                      1 385                     1 460                      1 613
Income and mining taxes                                                                                   11                          21                         19                         273
1 750                     1 666                     1 731                       4 557
Liabilities of disposal groups classiﬁ ed as held-for-sale                      3                   –                           –                           –                          378
1 750                     1 666                     1 731                       4 935
Total equity and liabilities                                                                         36 853                    36 103                   36 313                     37 847
Number of ordinary shares in issue                                                        426 079 492            426 024 653           425 986 836             417 637 697
Net asset value per share (cents)                                                                    6 910                     6 886                     6 931                      6 628
The accompanying notes are an integral part of these condensed consolidated ﬁ nancial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)
Retained
earnings/
Share
Other
(accumulated
capital
reserves
loss)
Total
Note
R million
R million
R million
R million
Balance – 30 June 2009 28 091 339 1 095 29 525
Issue of shares 5 – – 5
Share-based payments – 72 – 72
Comprehensive income for the period – (36) 89 53
Dividends paid 8 – – (213) (213)
Balance as at 31 December 2009
28 096
375
971
29 442
Balance - 30 June 2008                                                                                  25 895                        676                   (1 832)                  24 739
Issue of shares                                                                                               1 231                          –                           –                     1 231
Share-based payments                                                                                           –                        22                           –                         22
Comprehensive income for the period                                                                      –                       (27)                     1 718                     1 691
Balance as at 31 December 2008                                                                    27 126                       671                     (114)                   27 683

Results for the second quarter and six months
ended 31 December 2009
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)
Quarter ended
Six months ended
Year ended
31 December      30 September     31 December
31 December    31 December
30 June
2009
2009
2008
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Cash ﬂ ow from operating activities
Cash generated by operations 183 225 1 155 408 1 825 2 813
Interest and dividends received 52 68 112 120 194 457
Interest paid (11) (9) (62) (20) (174) (280)
Income and mining taxes paid (34) (25) (142) (59) (143) (704)
Cash generated by operating activities 190 259 1 063 449 1 702 2 286
Cash ﬂ ow from investing activities
(Increase)/decrease in restricted cash (283) (3) 13 (286) (90) (83)
Net proceeds on disposal of listed investments 29 15 – 44 – –
Net (additions to)/disposal of property,
plant and equipment (890) (907) (840) (1 797) (42) 979
Other investing activities (3) 8 64 5 74 (79)
Cash (utilised)/generated by investing activities (1 147) (887) (763) (2 034) (58) 817
Cash ﬂ ow from ﬁ nancing activities
Borrowings raised 686 – – 686 – –
Borrowings repaid (18) (7) (698) (25) (1 286) (3 738)
Ordinary shares issued – net of expenses 3 2 980 5 988 1 953
Dividends paid – (213) – (213) – –
Cash generated/(utilised) by ﬁ nancing activities 671 (218) 282 453 (298) (1 785)
Foreign currency translation adjustments
–
(10)
(122)
(10)
(115)
217
Net (decrease)/increase in cash and cash equivalents (286) (856) 460 (1 142) 1 231 1 535
Cash and cash equivalents – beginning of period 1 094 1 950 1 186 1 950 415 415
Cash and cash equivalents – end of period
808
1 094
1 646
808
1 646
1 950

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2009
1.
Accounting policies
Basis of accounting
The condensed consolidated interim financial statements for the period ended 31 December 2009 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2009.
2.
Cost of sales
Quarter ended
Six months ended
Year ended
31 December     30 September   31 December¹
31 December    31 December¹
30 June
2009
2009
2008
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Production costs 2 172 2 195 2 033 4 367 3 907 7 657
Amortisation and depreciation 321 350 310 671 618 1 467
Impairment/(reversal of impairment) of assets 104* – (1) 104* 151 484
Provision for rehabilitation costs 4 4 3 8 10 21
Care and maintenance cost of restructured shafts 13 21 14 34 25 53
Employment termination and restructuring costs 3 – 16 3 28 39
Share-based payments 38 34 9 72 22 113
Provision for post-retirement benefits 1 – 1 1 1 2
Total cost of sales
2 656
2 604
2 385
5 260
4 762
9 836
¹ The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.
*The impairment recorded in the December 2009 quarter relates to Brand 3 and Evander 2 and 5, which have been placed on care and maintenance.
3.
Disposal groups classified as held-for-sale and discontinued operations
Following approval by the Board of Directors in April 2007, the assets and liabilities related to Mount Magnet ( an operation in Australia) were classified as held-for-sale. This operation also met the criteria to be classified as discontinued operations in terms of IFRS 5. During the June
2009 quarter, it was decided that further drilling at the site to define the orebody would enhance the selling potential of the operation. As a result, the operation no longer met the requirements of IFRS 5 to be classified as held-for-sale, and was therefore reclassified as continuing operations again. Consequently, the income statements and earnings per share amounts for all comparative periods have been re-presented taking this change into account.
4.
Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 31 December
2009: 425.9 million (30 September 2009: 425.9 million, 31 December 2008: 406.8 million), and the six months ended 31 December 2009:
425.9 million (31 December 2008: 405.0 million) and the year ended 30 June 2009: 414.1 million.
The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 31 December 2009: 427.5 million (30 September 2009: 427.2 million, 31 December 2008: 409.1 million), and the six months ended 31 December 2009: 427.4 million (31 December 2008: 407.1 million) and the year ended 30 June 2009: 416.0 million.

Results for the second quarter and six months
ended 31 December 2009
Quarter ended
Six months ended
Year ended
31 December      30 September    31 December¹    31 December    31 December¹
30 June
2009
2009
2008
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Total earnings/(loss) per
ordinary share (cents):
Basic earnings/(loss) 28 (7) 324 21 424 707
Fully diluted earnings/(loss) 28 (7) 323 21 422 704
Headline earnings/(loss) 49 (12) 121 37 145 262
– from continuing operations 49 (12) 98 37 105 239
– from discontinued operations – – 23 – 40 23
R million
R million
R million
R million
R million
R million
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss) 118 (29) 322 89 654 1 709
Adjusted for (net of tax):
(Profit)/loss on sale of property, plant and equipment (2) (1) 78 (3) (490) (975)
Profit on sale of listed investments (3) (1) – (4) – –
Fair value movement of listed investments – – – – – 71
Foreign exchange gain reclassified from equity – (22) – (22) – (384)
Profit on sale of associate – – – – – (1)
Impairment of investment in associates – – – – 112 112
Impairment of investments – 2 – 2 – –
Impairment/(reversal of impairment)
of property, plant and equipment 94 – (1) 94 151 457
Headline earnings/(loss)
207
(51)
399
156
427
989
Discontinued operations
– – 994 – 1 064 1 218
Adjusted for (net of tax):
Profit on sale of property, plant and equipment – – (901) – (901) (1 121)
Headline earnings
–
–
93
–
163
97
Total headline earnings/(loss)
207
(51)
492
156
590
1 086
¹ The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.
5.
Inventories
During the quarter ended 31 December 2009, the Group concluded two separate purchase agreements with Pamodzi Gold Free State
(Proprietary) Limited (In Provisional Liquidation) (Pamodzi), for the purchase of a waste rock dump and a gold plant to the value of
R120 million. The Group’s intention is to break up the plant and extract the gold in lock-up. The portion of inventory that is expected to be recovered more than twelve months after balance sheet date has been classified as non-current.
6.
Restricted cash
The Group entered into two separate purchase agreements with Pamodzi for the purchase of Pamodzi’s Free State North and South Assets for a total consideration of R280 million.
The Group had an obligation in terms of the North and South agreements to pay, at the conclusion of the later of the waste rock dump and plant agreements, an amount equal to the purchase consideration into an escrow account as the North and South sale of assets agreements were not yet unconditional on 31 December 2009. The escrow account is an interest-bearing trust account on which the interest accrues to the benefit of the Group.

7.
Borrowings
31 December
30 September
30 June
31 December
2009
2009
2009
2008
(Unaudited)
(Audited)
R million
R million
R million
R million
Total long-term borrowings 565 108 110 188
Total current portion of borrowings 460 260 252 2 671
Total borrowings
(1) (2)
1 025
368
362
2 859
(1)   On 11 December 2009, the Company entered into a loan facility with Nedbank Limited, comprising a Term Facility of R900 million and a
Revolving Credit Facility of R600 million. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, which is fixed for a three-month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly.
The Term Facility is repayable bi-annually in equal instalments of R90 million over five years. The Revolving Credit Facility is repayable after three years. The Group drew down R650 million of the Term Facility during December 2009.
(2)   Included in the borrowings is R102 million (September 2009: 104 million; June 2009: R106 million; December 2008: R198 million) owed to
Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:
31 December
30 September
30 June
31 December
2009
2009
2009
2008
(Unaudited)
(Audited)
R million
R million
R million
R million
Due within one year 32 31 30 63
Due between one and five years 73 76 80 156
105 107 110 219
Future finance charges (3) (3) (4) (21)
Total future minimum lease payments
102
104
106
198
8.
Dividend declared
On 13 August 2009, the Board of Directors approved a final dividend for the 2009 financial year of 50 SA cents per share. The total dividend, amounting to R213 million, was paid on 21 September 2009.
31 December
30 September
30 June
31 December
2009
2009
2009
2008
(Unaudited)
(Audited)
Dividend declared (R million) – 213 – –
Number of shares in issue (thousands) 426 079 426 025 425 987 417 638
Dividend per share (cents) – 50 – –
9.
Commitments and contingencies
31 December
30 September
30 June
31 December
2009
2009
2009
2008
(Unaudited)
(Audited)
R million
R million
R million
R million
Capital expenditure commitments
Contracts for capital expenditure 411 528 478 692
Authorised by the directors but not contracted for 1 771 1 829 734 1 689
2 182
2 357
1 212
2 381
This expenditure will be financed from existing resources and borrowings where necessary.
Contingent liability
Class action.
On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of
Harmony’s American Depositary Receipts (ADRs) with regard to certain of its business practises. Harmony has retained legal counsel, who advise Harmony on further developments in the U.S.
During January 2009, the plaintiff filed an Amended Complaint with the Court. Subsequently, the Company filed a Motion to Dismiss all claims asserted in the Class Action Case with the Court. The plaintiffs have filed an opposing response and the Company has since replied to that response. It is not possible to predict with certainty when the Court will rule on the Motion of Dismiss as the timing of the ruling is entirely within the discretion of the Court. It is currently not possible to estimate if there will be a financial effect, or what that effect might be.

Results for the second quarter and six months
ended 31 December 2009
10.   Subsequent events
In January 2010, the sale of Big Bell Operations (Proprietary) Limited, an operation in Western Australia, was concluded, in which the Group received an amount of AU$3.0 million and the release on performance bonds of AU$3.1 million.
11.   Segment report
The segment report follows on page 25.
12.   Reconciliation of segment information to consolidated income statements and balance sheet
31 December    31 December
2009
2008
R million
R million
The “Reconcilliation of segment data to consolidated financials” line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:
Revenue from:
Discontinued operations – 614
Production costs from:
Discontinued operations – 447
Reconciliation of cash operating profit to gross profit:
Total segment revenue 5 718 6 442
Total segment production costs (4 367) (4 354)
Cash operating profit as per segment report 1 351 2 088
Less: Discontinued operations
– (167)
Cash operating profit as per segment report 1 351 1 921
Cost of sales items other than production costs (893) (855)
Amortisation and depreciation (671) (618)
Impairment of assets (104) (151)
Employment termination and restructuring costs (3) (28)
Share-based payments (72) (22)
Rehabilitation costs (8) (10)
Care and maintenance costs of restructured shafts (34) (25)
Provision for post-retirement benefits (1) (1)
Gross profit as per income statements*
458
1 066
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment
Mining assets 755 569
Undeveloped property 5 386 5 168
Other non-mining assets 66 51
Less:
Non-current assets previously classified as held-for-sale – (280)
6 207
5 508
* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
13.   Review report
The condensed consolidated financial statements for the six months ended 31 December 2009 on pages 16 to 26 have been reviewed in accordance with International Standards on Review Engagements 2410 – “ Review of interim financial information performed by the
Independent Auditors of the entity ” by PricewaterhouseCoopers Inc. Their unqualified review report is available for inspection at the
Company’s registered office.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 (Rand/Metric)
Cash
Cash
production
operating
Mining
Capital
Kilograms
Tonnes
Revenue
cost
proﬁt
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg*
t’000*
Operations
South Africa
Underground
Bambanani 490 369 121 680 51 1 878 270
Doornkop 259 209 50 2 699 151 990 278
Elandsrand 741 571 170 2 894 236 3 012 495
Evander 599 559 40 906 106 2 296 504
Masimong 648 360 288 711 85 2 601 469
Phakisa 161 139 22 3 898 266 610 158
Target 414 308 106 2 301 161 1 700 384
Tshepong 886 583 303 3 627 129 3 395 814
Virginia 813 789 24 841 99 3 253 1 015
Joel 291 209 82 135 50 1 106 248
Surface
All surface operations
(1)
416 271 145 141 44 1 674 4 384
Total South Africa
5 718
4 367
1 351
18 833
1 378
22 515
9 019
International
Papua New Guinea
(2)
– – – 3 805 429 768 –
Mount Magnet
– – – 17 – 768 –
Total international
–
–
–
3 822
429
–
–
Total operations
5 718
4 367
1 351
22 655
1 807
23 283
9 019
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 12) – – 6 207
5 718
4 367
28 862
Notes:
(1) Includes Kalgold, Phoenix and Dumps.
(2) Production statistics for Hidden Valley are shown for information purposes. The mine is in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.
* Production statistics are not reviewed.

Results for the second quarter and six months
ended 31 December 2009
SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008 (Rand/Metric)
Cash
Cash
Production
operating
Mining
Capital
Kilograms
Tonnes
Revenue
cost
proﬁt
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg*
t’000*
Continuing operations
South Africa
Underground
Bambanani 509 342 167 695 20 2 116 264
Doornkop 157 138 19 2 338 217 589 253
Elandsrand 720 565 155 2 552 211 2 725 503
Evander 804 522 282 1 208 111 3 178 610
Masimong 592 336 256 663 68 2 445 457
Phakisa 60 43 17 3 406 237 244 66
Target 296 250 46 2 354 166 1 199 318
Tshepong 903 501 402 3 613 117 3 709 697
Virginia 1 043 758 285 924 82 4 313 1 149
Joel 271 190 81 127 24 1 115 275
Surface
All surface operations
(1)
473 262 211 150 31 1 921 4 198
Total South Africa
5 828
3 907
1 921
18 030
1 284
23 554
8 790
International
Papua New Guinea – – – 4 008 933 – –
Mount Magnet – – – 240 – – –
Total international
–
–
–
4 248
933
–
–
Total continuing operations
5 828
3 907
1 921
22 278
2 217
23 554
8 790
Discontinued operations
Cooke operations 614 447 167 – 87 2 500 1 287
Total discontinued operations
614
447
167
–
87
2 500
1 287
Total operations
6 442
4 354
2 088
22 278
2 304
26 054
10 077
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 12) (614) (447) 5 508
5 828             3 907                                      27 786
Notes:
(1) Includes Kalgold, Phoenix and Dumps.
* Production statistics are not reviewed.

Harmony Quarterly Report 2009 27
Results for the
second quarter and six months ended
31 December 2009
(US$)
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228
Results for the
second quarter and six months
ended 31 December 2009

Financial review for the second quarter and six months
ended 31 December 2009
29
OPERATING RESULTS
(US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total SA
Total SA
South Africa
Harmony
Bambanani
Doornkop
Elandsrand
Evander
Joel
Masimong
Phakisa
Target   Tshepong
Virginia
Underground
Kalgold
Phoenix
Dumps
Surface
Other
Total
PNG*
Total
Ore milled
– t’000
Dec-09
136
163
259
270
124
259
96
211
437
519
2 474
466
1 678
383
2 527
–
5 001
–
5 001
Sep-09 162 143 287 286 150 258 78 213 461 600 2 638 498 1 524 285 2 307 – 4 945 – 4 945
Gold produced
– oz
Dec-09
29 964
15 754
44 593
33 983
19 001
39 931
11 253
25 431
54 399
50 959
325 268
11 253
5 948
7 973
25 174
–
350 442
21 514
371 956
Sep-09 30 415 16 075 52 245 39 835 16 558 43 693 8 359 29 225 54 753 53 627 344 785 13 343 5 208 10 095 28 646 – 373 431 3 168 376 599
Yield
– oz/t
Dec-09
0.220
0.097
0.172
0.126
0.153
0.154
0.117
0.121
0.124
0.098
0.131
0.024
0.003
0.021
0.009
–
0.070
–
0.070
Sep-09 0.188 0.112 0.182 0.139 0.110 0.169 0.107 0.137 0.119 0.090 0.131 0.027 0.003 0.035 0.012 – 0.076 – 0.076
Cash operating costs
– $/oz
Dec-09
747
825
827
1 036
695
593
897
758
675
1 002
804
771
642
708
721
–
798
–
798
Sep-09 798 685 730 906 795 552 887 665 673 999 766 691 695 419 596 – 753 – 753
Cash operating costs
– $/t
Dec-09
165
80
142
130
106
91
105
91
84
98
106
19
2
15
7
–
56
–
56
Sep-09 150 77 133 126 88 93 95 91 80 89 100 19 2 15 7 – 57 – 57
Gold sold
– oz
Dec-09
31 154
16 622
47 840
37 231
19 773
39 449
11 703
23 566
56 617
50 348
334 303
12 635
5 948
7 973
26 556
–
360 859
13 375
374 234
Sep-09 31 283 16 075 46 072 38 677 17 008 43 371 8 616 30 704 56 296 53 242 341 344 12 153 5 208 10 095 27 456 – 368 800 – 368 800
Revenue
($’000)
Dec-09
34 225
18 530
52 249
41 179
21 814
43 323
12 871
26 067
62 124
55 371
367 753
13 740
6 571
8 829
29 140
–
396 893
–
396 893
Sep-09 30 037 15 477 44 933 37 315 16 408 41 622 8 262 28 188 54 051 51 162 327 455 10 755 5 026 9 723 25 504 – 352 959 – 352 959
Cash operating costs   ($’000)
Dec-09
22 373
12 994
36 889
35 208
13 200
23 679
10 097
19 281
36 726
51 060
261 507
8 679
3 817
5 642
18 138
–
279 645
–
279 645
Sep-09 24 257 11 018 38 158 36 095 13 156 24 098 7 417 19 444 36 864 53 576 264 083 9 217 3 619 4 233 17 069 – 281 152 – 281 152
Inventory movement    ($’000)
Dec-09
1 172
1 339
1 865
2 851
678
(350)
519
559
1 887
(806)
9 714
736
–
–
736
–
10 450
–
10 450
Sep-09 559 2 076 (2 080) (949) 303 (230) 171 1 062 849 (551) 1 210 (358) – – (358) – 852 – 852
Operating costs
($’000)
Dec-09
23 545
14 333
38 754
38 059
13 878
23 329
10 616
19 840
38 613
50 254
271 221
9 415
3 817
5 642
18 874
–
290 095
–
290 095
Sep-09 24 816 13 094 36 078 35 146 13 459 23 868 7 588 20 506 37 713 53 025 265 293 8 859 3 619 4 233 16 711 – 282 004 – 282 004
Operating proﬁ t
($’000)
Dec-09
10 680
4 197
13 495
3 120
7 936
19 994
2 255
6 227
23 511
5 117
96 532
4 325
2 754
3 187
10 266
–
106 798
–
106 798
Sep-09 5 221 2 383 8 855 2 169 2 949 17 754 674 7 682 16 338 (1 863) 62 162 1 896 1 407 5 490 8 793 – 70 955 – 70 955
Capital expenditure
($’000)
Dec-09
3 727
10 513
16 654
7 260
4 330
6 012
18 419
10 269
7 674
6 330
91 188
239
264
–
503
3 311
95 002
24 114
119 116
Sep-09 2 958 9 351 14 306 6 638 2 289 4 995 16 409 10 757 9 146 6 625 83 474 233 193 – 426 1 729 85 629 31 971 117 600
* Production and sales statistics for Hidden Valley are shown for information purposes. The mine is in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

Results for the second quarter and six months
ended 31 December 2009
CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December      30 September    31 December¹     31 December     31 December¹
30 June
2009
2009
2008
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue
397 353 317 750 659 1 277
Cost of sales (355) (335) (241) (690) (538) (1 104)
Production cost (290) (282) (205) (572) (442) (850)
Amortisation and depreciation (43) (45) (31) (88) (70) (167)
Impairment of assets (14) – – (14) (17) (61)
Employment termination and restructuring costs – – (2) – (3) (4)
Other items (8) (8) (3) (16) (6) (22)
Gross proﬁt
42
18
76
60
121
173
Corporate, administration and other expenditure (15) (11) (9) (27) (21) (40)
Exploration expenditure (7) (8) (8) (14) (15) (32)
(Loss)/proﬁ t on sale of
property, plant and equipment
– – (8) 1 51 116
Other (expenses)/income – net (2) (9) 16 (13) 17 (3)
Operating proﬁ t/(loss)
18
(10)
67
7
153
214
Proﬁ t/(loss) from associates 3 4 (5) 7 (6) 1
Impairment of investment in associate – – – – (13) (14)
Fair value movement of listed investments – – (12) – (13) (10)
Proﬁ t on sale of listed investments – – – 1 – –
Investment income 7 9 11 16 21 49
Finance cost (5) (4) (6) (9) (17) (24)
Proﬁt/(loss) before taxation
23
(1)
55
22
125
216
Taxation (8) (2) (22) (10) (51) (23)
Net proﬁ t/(loss) from continuing operations
15
(3)
33
12
74
193
Discontinued operations
Proﬁ t from discontinued operations
– – 100 – 120 118
Net proﬁt/(loss)
15
(3)
133
12
194
311
Earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
4 (1) 8 3 18 47
– Earnings from discontinued operations – – 24 – 30 28
Total earnings/(loss) per ordinary share (cents)
4
(1)
32
3
48
75
Diluted earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
4 (1) 8 3 18 46
– Earnings from discontinued operations – – 24 – 30 28
Total diluted earnings/(loss) per
ordinary share (cents)
4
(1)
32
3
48
74
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as part of continuing operations.
The currency conversion average rates for the quarter ended: December 2009: US$1 = R7.49 (September 2009: US$1 = R7.78, December 2008:
US$1 = R9.93)
The currency conversion average rates for the six months ended: December 2009: US$1 = R7.63 (December 2008: US$1 = R8.84)
The income statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.
Note on convenience translations
Except where speciﬁc statements have been extracted from the 2009 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar ﬁ nancial statements presented on page 30 to 36.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December     30 September     31 December
31 December   31 December
30 June
2009
2009
2008
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Net proﬁ t/(loss) for the period
15
(3)
133
12
194
311
Attributable to:
Owners of the parent 15 (3) 133 12 194 311
Non-controlling interest – – – – – –
Other comprehensive (loss)/income for the
period, net of income tax (7) 1 (12) (5) (3) 111
Foreign exchange translation (8) 2 (21) (5) (10) 105
Mark-to-market of available-for-sale investments 1 (1) 9 – 7 6
Total comprehensive income/(loss) for the period
8
(2)
121
7
191
422
Attributable to:
Owners of the parent 8 (2) 121 7 191 422
Non-controlling interest – – – – – –
The currency conversion average rates for the quarter ended: December 2009: US$1 = R7.49 (September 2009: US$1 = R7.78, December 2008:
US$1 = R9.93)
The currency conversion average rates for the six months ended: December 2009: US$1 = R7.63 (December 2008: US$1 = R8.84)
The statement of other comprehensive income for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Results for the second quarter and six months
ended 31 December 2009
CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)
At
At
At
At
31 December
30 September
30 June
31 December
2009
2009
2009
2008
(Unaudited)
(Unaudited)
(Audited)
(Unaudited)
US$ million
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment 3 916 3 774 3 614 2 988
Intangible assets 301 294 288 239
Restricted cash 23 22 21 18
Restricted investments 230 221 212 168
Investments in ﬁ nancial assets 3 5 7 3
Investments in associates 52 48 43 24
Inventories 10 – – –
Trade and other receivables 10 10 10 6
4 545 4 374 4 195 3 446
Current assets
Inventories 150 152 134 97
Income and mining taxes 7 6 6 12
Trade and other receivables 150 111 115 293
Restricted cash 38 – – –
Cash and cash equivalents 110 145 253 177
455 414 508 579
Assets of disposal groups classiﬁ ed as held-for-sale – – – 44
455                        414                        508                       623
Total assets                                                                                                    5 000                      4 788                    4 703                     4 069
EQUITY AND LIABILITIES
Share capital and reserves
Share capital                                                                                                   3 812                    3 726                      4 004                     2 917
Other reserves                                                                                                    51                        51                         (72)                         72
Retained earnings/(accumulated loss)                                                                   132                       113                       (108)                       (12)
3 995                    3 890                      3 824                     2 977
Non-current liabilities
Deferred tax                                                                                                      450                      433                         421                        398
Provisions for other liabilities and charges                                                             219                       207                         198                       128
Retirement beneﬁt obligation and other provisions                                                    23                        22                           22                         16
Borrowings                                                                                                          77                        14                           14                         20
769                      676                         655                        562
Current liabilities
Borrowings                                                                                                          62                        34                           33                        287
Trade and other payables                                                                                    173                      185                         189                        173
Income and mining taxes                                                                                        1                         3                            2                          29
236                      222                        224                        489
Liabilities of disposal groups classiﬁed as held-for-sale                                              –                          –                            –                         41
236                      222                        224                        530
Total equity and liabilities                                                                             5 000                    4 788                      4 703                     4 069
Number of ordinary shares in issue                                                          426 079 492           426 024 653            425 986 836            417 637 697
Net asset value per share (cents)                                                                        937                       913                        898                        713
Balance sheet for December 2009 converted at a conversion rate of US$1 = R7.37 (September 2009: R7.54, December 2008: R9.30).
The balance sheet as at 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)
(Convenience translation)
Retained
earnings/
Share
Other
(Accumulated
capital
reserves
loss)
Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2009 3 811 46 149 4 006
Issue of shares 1 – – 1
Share-based payments – 10 – 10
Comprehensive income for the period – (5) 12 7
Dividends paid – – (29) (29)
Balance as at 31 December 2009
3 812
51
132
3 995
Balance – 30 June 2008 2 784 73 (197) 2 660
Issue of shares 132 – – 132
Share-based payments – 2 – 2
Comprehensive income for the period – (3) 185 182
Balance as at 31 December 2008
2 916
72
(12)
2 976
The currency conversion closing rates for the six months ended December 2009: US$1 = R7.37 (December 2008: US$1 = R9.30)

Results for the second quarter and six months
ended 31 December 2009
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December      30 September    31 December
31 December    31 December
30 June
2009
2009
2008
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Cash ﬂ ow from operating activities
Cash generated by operations 24 29 118 53 206 319
Interest and dividends received 7 9 11 16 22 51
Interest paid (1) (1) (6) (3) (20) (31)
Income and mining taxes paid (5) (3) (14) (8) (16) (85)
Cash generated by operating activities 25 34 107 58 192 254
Cash ﬂ ow from investing activities
(Increase)/decrease in restricted cash (38) – 1 (37) (10) (9)
Net proceeds on disposal of listed investments 4 2 – 6 – –
Net (additions to)/disposal of property,
plant and equipment (117) (117) (85) (236) (8) 111
Other investing activities – 1 6 1 8 (8)
Cash (utilised)/generated by investing activities (151) (114) (78) (266) (10) 94
Cash ﬂ ow from ﬁ nancing activities
Borrowings raised 93 – – 90 – –
Borrowings repaid (2) (1) (100) (3) (176) (427)
Ordinary shares issued – net of expenses – – 98 1 99 194
Dividends paid – (29) – (29) – –
Cash generated/(utilised) by ﬁ nancing activities 91 (30) (2) 59 (77) (233)
Foreign currency translation adjustments
– 2 7 6 19 85
Net (decrease)/increase in cash and cash equivalents (35) (108) 34 (143) 124 200
Cash and cash equivalents – beginning of period 145 253 143 253 53 53
Cash and cash equivalents – end of period
110
145
177
110
177
253
Operating activities translated at average rates for the quarter ended December 2009: US$1 = R7.49 (September 2009: US$1 = R7.78,
December 2008: US$1 = R9.93). Six months ended December 2009: US$1 = R7.63 (December 2008 : US$1 = 8.84)
Closing balance translated at closing rates of: December 2009: US$1 = R7.37 (September 2009: US$1 = R7.54, December 2008: US$1 = R9.30)
The cash ﬂow statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 (US$/Imperial) (Unaudited)
(Convenience translation)
Cash
Cash
production
operating
Mining
Capital
Ounces
Tons
Revenue
cost
proﬁt
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Operations
South Africa
Underground
Bambanani 64 48 16 92 7 60 379 298
Doornkop 34 27 7 366 20 31 829 306
Elandsrand 97 75 22 393 31 96 838 546
Evander 78 73 5 123 14 73 818 556
Masimong 85 47 38 96 11 83 624 517
Phakisa 21 18 3 529 35 19 612 174
Target 54 40 14 312 21 54 656 424
Tshepong 116 76 40 492 17 109 152 898
Virginia 107 104 3 114 13 104 586 1 119
Joel 38 27 11 18 7 35 559 274
Surface
All surface operations
(1)
56 37 19 19 5 53 820 4 834
Total South Africa
750
572
178
2 554
181
723 873
9 946
International
Papua New Guinea
(2)
– – – 516 56 24 682 –
Mount Magnet – – – 2 – – –
Total international
–
–
–
518
56
24 682
–
Total operations
750
572
178
3 072
237
748 555
9 946
Notes:
(1) Includes Kalgold, Phoenix and Dumps.
(2) Production statistics for Hidden Valley are shown for information purposes. The mine is in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.63.
Mining assets are converted at the currency conversion rate of US$1 = R7.37.

Results for the second quarter and six months
ended 31 December 2009
SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008 (US$/Imperial) (Unaudited)
(Convenience translation)
Cash
Cash
production
operating
Mining
Capital
Ounces
Tons
Revenue
cost
proﬁt
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani 58 39 19 75 2 68 031 292
Doornkop 17 16 1 251 25 18 936 279
Elandsrand 82 64 18 274 24 87 610 555
Evander 91 59 32 130 13 102 175 672
Masimong 67 39 28 71 8 78 609 504
Phakisa 7 5 2 366 27 7 844 73
Target 33 28 5 253 18 38 549 351
Tshepong 102 57 45 388 13 119 247 768
Virginia 119 87 32 99 9 138 666 1 267
Joel 30 22 8 14 3 35 848 303
Surface
All surface operations
(1)
53 26 27 16 4 61 762 4 629
Total South Africa
659
442
217
1 937
146
757 277
9 693
International
Papua New Guinea – – – 431 105 – –
Mount Magnet – – – 26 – – –
Total international
–
–
–
457
105
–
–
Total continuing operations
659
442
217
2 394
251
757 277
9 693
Discontinued operations
Cooke operations 71 52 19 – 10 80 377 1 419
Total discontinued operations
71
52
19
–
10
80 377
1 419
Total operations
730
494
236
2 394
261
837 654
11 112
Notes:
(1) Includes Kalgold, Phoenix and Dumps.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R8.84.
Mining assets are converted at the currency conversion rate of US$1 = R9.30.

DEVELOPMENT RESULTS (Metric)
Quarter ended December 2009
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal 516 500 7.12 134.10 954
B Reef 110 118 117.40 7.62 895
All Reefs
625
618
28.17
33.46
943
Phakisa
Basal 253 228 28.03 29.13 816
All Reefs
253
228
28.03
29.13
816
Bambanani
Basal 146.7 144 113.00 16.03 1 811
All Reefs
147
144
113.00
16.03
1 811
Doornkop
Kimberley Reef 295.6 234 361.38 1.98 716
South Reef 222.5 246 37.44 28.91 1 082
All Reefs
518
480
195.36
4.62
904
Elandsrand
VCR Reef
772.0 798 120.82 12.03 1 453
All Reefs
772
798
120.82
12.03
1 453
Target
Elsburg 93.5 35 139.00 22.56 3 136
All Reefs
94
35
139.00
22.56
3 136
Masimong
Basal 480.7 478 51.74 12.76 660
B Reef 25.6 – – – –
All Reefs
506
478
51.74
12.76
660
Evander
Kimberley 725.1 690 98.03 13.70 1 343
All Reefs
725
690
98.03
13.70
1 343
Virginia
(incl. Unisel & Brand 3)
Basal 1 007.8 872 83.83 8.90 746
Leader 1 035.6 950 161.11 6.02 969
A Reef 244.2 238 86.37 7.77 671
Middle 107.5 74 159.78 4.64 741
All Reefs
2 395
2 134
121.15
6.91
837
Joel
Beatrix 854.5 867 114.00 12.06 1 375
All Reefs
855
867
114.00
12.06
1 375
Total
Harmony
Basal 2 404 2 222 55.83 15.23 850.55
Beatrix 855 867 114.00 12.06 1 375.00
Leader 1 036 950 161.11 6.02 969.22
B Reef 135 118 117.40 7.62 894.67
A Reef 244.2 238 86.37 7.77 671.24
Middle 107.5 74 159.78 4.64 740.65
Elsburg 93.5 35 139.00 22.56 3 136.00
Kimberley 1 020.7 924 164.72 7.19 1 184.24
South Reef 223 246 37.44 28.91 1 082.32
VCR 772 798 120.82 12.03 1 453.21
All Reefs
6 890
6 472
105.82
10.15
1 074
DEVELOPMENT RESULTS (Imperial)
Quarter ended December 2009
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal 1 692 1 640 3.00 3.65 11
B Reef 359 387 46.00 0.22 10
All Reefs
2 051
2 027
11.00
0.98
11
Phakisa
Basal 831 748 11.00 0.85 9
All Reefs
831
748
11.00
0.85
9
Bambanani
Basal 481 472 44.00 0.47 21
All Reefs
481
472
44.00
0.47
21
Doornkop
Kimberley Reef 970 768 142.00 0.06 8
South Reef 730 807 15.00 0.83 12
All Reefs
1 700
1 575
77.00
0.13
10
Elandsrand
VCR Reef
2 533 2 618 48.00 0.35 17
All Reefs
2 533
2 618
48.00
0.35
17
Target
Elsburg 307 115 55.00 0.65 36
All Reefs
307
115
55.00
0.65
36
Masimong
Basal 1 577 1 568 20.00 0.38 8
B Reef 84 – – – –
All Reefs
1 661
1 568
20.00
0.38
8
Evander
Kimberley 2 379 2 264 39.00 0.40 15
All Reefs
2 379
2 264
39.00
0.40
15
Virginia
(incl. Unisel & Brand 3)
Basal 3 306 2 861 33.00 0.26 9
Leader 3 398 3 117 63.00 0.18 11
A Reef 801 781 34.00 0.23 8
Middle 353 243 63.00 0.13 9
All Reefs
7 858
7 002
48.00
0.20
10
Joel
Beatrix 2 803 2 844 45.00 0.35 16
All Reefs
2 803
2 844
45.00
0.35
16
Total
Harmony
Basal 7 887 7 289 22.00 0.44 9.77
Beatrix 2 803 2 844 45.00 0.35 15.79
Leader 3 398 3 117 63.00 0.18 11.13
B Reef 443 387 46.00 0.22 10.27
A Reef 801 781 34.00 0.23 7.71
Middle 353 243 63.00 0.13 8.50
Elsburg 307 115 55.00 0.65 36.01
Kimberley 3 349 3 032 65.00 0.21 13.60
South Reef 730 807 15.00 0.83 12.43
VCR 2 533 2 618 48.00 0.35 16.69
All Reefs
22 604
21 233
42.00
0.29
12

Results for the second quarter and six months
ended 31 December 2009
NOTES

NOTES

Results for the second quarter and six months
ended 31 December 2009
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
South Africa
Telephone          :     +27 11 411 2000
Website             :     http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
F Abbott (Executive Director)
J A Chissano*
1
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
1
(1 Mocambican)
(+ US/Mali Citizen)
Investor Relations Team
Esha Brijmohan
Investor Relations Officer
Telephone          :     +27 11 411 2314
Fax                   :     +27 11 692 3879
Mobile               :      +27 82 759 1775E-mail
                        :     esha@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone          :     +27 11 411 2037
Fax                   :     +27 86 614 0999
Mobile                :     +27 82 888 1242
E-mail                :     marian@harmony.co.za
Company Secretary
Khanya Maluleke
Telephone          :     +27 11 411 2019
Fax                   :     +27 11 411 2070
Mobile                :     +27 82 767 1082
E-mail                :     Khanya.maluleke@harmony.co.za
South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone          :     +27 86 154 6572
Fax                   :     +27 86 674 3260
United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone       :        +44 (0) 20 8639 3399
                              0871 664 0300 (UK)
Fax                :        +44 (0) 20 8639 2220
ADR Depositary

The Bank of New York Mellon Inc
101 Barclay Street
New York, NY 10286
United States of America
Telephone          :     +1888-BNY-ADRS
Fax                   :     +1 212 571 3050
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone          :     +27 11 507 0300
Fax                   :     +27 11 507 0503
Trading Symbols

JSE Limited                                            HAR
New York Stock Exchange, Inc.                HMY
NASDAQ                                                HMY
London Stock Exchange Plc                      HRM
Euronext, Paris                                        HG
Euronext, Brussels                                   HMY
Berlin Stock Exchange                              HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228
PRINTED BY INCE (PTY) LTD
W2CF07873

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:
February 8, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director